SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PROSPECTUS FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT
OF 1933 AND DEEMED FILED PURSUANT TO RULE 14D-2 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

October 29, 2002

TELIA AB

(Name of Filer)

SONERA CORPORATION

(Subject Company)

0-30340

(Exchange Act File No. of Subject Company)

TELIA

Interim Report January-September 2002 Stockholm, 25 October 2002

Anders Igel President and Chief Executive Officer

The Group
Improved underlying EBITDA margin
- Underlying EBITDA margin 30% (24%) — Strong free cash flow of MSEK 2,059 — Extensive restructuring programs within International Carrier and Telia Denmark

The Group
Focus-shift in fixed network operations in Denmark — Product range cut by more than half — Operating costs cut by more than half — Target: Attain positive underlying EBITDA at the end of 2003 — Reaching objective dependent on the regulatory developments in Denmark — Write-downs of fixed assets MSEK 2,786 and of current assets MSEK 353 — Provision for restructuring MSEK 286 — Additional restructuring costs in Q4 MSEK 185-250 — Sustained focus for mobile and cable TV operations — good customer growth

Telia International Carrier
Ongoing restructuring
- Limited number of nodes — Concentration of operations Wholesale sales to key accounts based on profitable network segments — Phase-out of unprofitable operations — Centralization of sales, administration, and customer service to Sweden — Reduce number of employees by more than half

Telia Mobile — Nordic Region
Strong improvement in profitability and continued customer growth
- Underlying EBITDA +31% — Underlying EBITDA margin 31.3% (26.2%) — Increased usage and customer growth in all Nordic markets Customer base, Nordic Region 5,258,0001) (+130,000) 1) Excl. 173,000 SP customers

Telia Mobile — Sweden
Continued customer growth and improved profitability
- Underlying EBITDA +6% — Underlying EBITDA margin 48.4% (46.3%)
- Cost streamlining and increased usage — SMS +24% Customer base, Sweden 3,401,0001) (+57,000) 1) Excl. 89,000 SP customers

Telia Mobile — Norway
Continued growth and improved earnings
- Increased sales +25% and improved margin — Underlying EBITDA margin 41.6% (35.4%) — More than 1 million customers — Simple and attractive customer offers and an increased share of postpaid customers resulted in increased traffic volume — SMS +47% Customer base, Norway 1,022,0001) (+26,000) 1) Excl. 84,000 SP customers

Telia Mobile — Denmark and Finland Strong sales growth in Denmark
- Sales +62% — Strong customer growth — SMS +300%
Sales growth and reduced deficit in Finland — Sales +34% — Greater part of traffic in own network — Sales process underway Customer base, Denmark 449,000 (+36,000) Customer base, Finland 247,000 (+12,000)

Telia Mobile — Baltic Region and Russia Growth in Baltic Region and Russia
- Continued positive development for associated companies
- Strong customer growth for MegaFon Customer base Baltic Region/Russia 3,814,0001) (+635,500)
Russia MegaFon (17.8%) 2,300,0001) +520,000
Estonia Eesti Mobiiltelefon (24.5%) 413,7001) +7,900 Latvia Latvijas Mobilais Telefons (24.5%) 441,1001) +27,700 Lithuania Omnitel (27.5%) 759,3001) +79,900 1) Total

Telia Internet Services
Concentration on access business completed
- Increased sales +30% — Internet access accounts +45% — Strengthened market position in business broadband segment — Portfolio review, restructuring and centralized customer service for sharper focus on sales and cost effectiveness

Telia Networks
Improved underlying EBITDA in Sweden despite lower sales
- Revenue decline in the Swedish retail market partially compensated for by: Increased sales in the wholesale market, +23% for comparable units — Redundancy: 400 employees to date, primarily in distribution — Reinforced cash flow via improved earnings and lower investments — Focus-shift in fixed network operations in Denmark

TeliaSonera
Main conditions of the offer
- Tendering by more than 90% of Sonera shares — Cash offer for remaining shares based on 12-month rule — No top-up payment (RATA) — Approval by Telia extraordinary general meeting on November 4 — Authorization for listing in Stockholm, Helsinki and on Nasdaq

The Group Telia’s opportunities - Take advantage of Telia’s strength - Strengthen Telia’s position on the domestic market - Continue the efficiency measures - Finalize the merger with Sonera - Extensive restructuring and efficiency measures International Carrier Denmark - Sharpen Telia’s customer- and earnings-focus

Jörgen Latte Acting Chief Financial Officer

The Group
Net sales — Growth 5% for comparable units MSEK 16,000 Rolling 12- 14,431 14,496 month (MSEK) 13,487 60,000 12,000 40,000 8,000 20,000 4,000 0 0 Q3 00 Q3 01 Q3 02

The Group Underlying EBITDA — Growth 25% — Margin 30% (24%) MSEK 4,500 4,281 35% Margin 4,000 30% 3,180 3,420 3,500 25% 3,000 2,500 20% 2,000 15% 1,500 10% 1,000 5% 500 0 0% Q3 00 Q3 01 Q3 02

Telia Mobile Sales — Growth 12% — Increased customer base — Increased SMS - Increased MoU 5,367 MSEK 5,000 4,786 4,000 3,000 2,000 1,000 0 Q2 01 Q3 01 Q4 01 Q1 02 Q2 02 Q3 02

Telia Mobile ARPU Sweden
ARPU 500 432 439 461 418 415 431 441 (SEK) 394 397 Post paid 400 300 Total 304 303 303 289 283 293 200 273 280 262 Pre paid 100 123 101 108 125 109 99 100 109 106 0 Q3 00 Q3 01 Q3 02 MoU Churn 13% MoU 250 ) 207 (minutes 180 195 200 170 179 181 176 Post paid 160 165 150 Total 100 130 131 129 139 135 123 124 119 121 50 Pre paid 64 62 68 63 61 68 54 53 55 0 Q3 00 Q3 01 Q3 02

Telia Mobile ARPU Norway
ARPU 700 616 (NOK) 567 562 Post paid 600 528 534 524 536 496 487 500 Total 400 300 327 341 346 377 Pre paid 200 308 292 317 317 326 100 127 119 107 115 128 125 121 130 132 0 Q3 00 Q3 01 Q3 02 MoU Churn 32% MoU 300 26 2 (minutes) 238 250 225 231 230 Post paid 209 210 223 200 Total 162 169 145141 147 141 144 100 136 131 Pre paid 66 62 57 60 59 59 65 65 56 0 Q3 00 Q3 01 Q3 02

Telia Mobile
Underlying EBITDA — Growth 31% — Margin 31.3% (26.2%) — Sweden +6% — Norway +48% Margin
MSEK 2,000 40% 1,800 1,500 1,375 30% 1,000 20% 500 10% 0 0% Q2 01 Q3 01 Q4 01 Q1 02 Q2 02 Q3 02

Telia Internet Services — Growth 30% — Continued customer growth — Increased prices Sales MSEK 1,200 1,034 1,000 797 800 600 400 200 0 Q2 01 Q3 01 Q4 01 Q1 02 Q2 02 Q3 02

Telia Internet Services Underlying EBITDA
- Improvement 60% — Increased prices — Streamlining
Q2 01 Q3 01 Q4 01 Q1 02 Q2 02 Q3 02 0 0% -100 -92 -20% -200 -229 MSEK -300 -40% Margin

Telia International Carrier — Growth 17% — Increased sales in all main product areas Sales 1,200 1,176 MSEK 1,003 1,000 800 600 400 200 0 Q2 01 Q3 01 Q4 01 Q1 02 Q2 02 Q3 02

Telia International Carrier — Improvement MSEK 32, compared with Q2 02 — Increased sales — Streamlining
Underlying EBITDA Q2 01 Q3 01 Q4 01 Q1 02 Q2 02 Q3 02 0% -50 -10% -150 -20% -250 -255 -30% -350 -40% -450 -50% -550 -60% MSEK -650 -614 -70% Margin

Telia Networks — Sales declined by 8%; 4% for comparable units — Decline in Swedish retail sales Sales
MSEK 8,000 7,183 6,615 6,000 4,000 2,000 0 Q2 01 Q3 01 Q4 01 Q1 02 Q2 02 Q3 02

Telia Networks
Underlying EBITDA — Weaker earnings attributable to losses in the Danish operations — Sweden MSEK 3,245
Margin MSEK 3,500 50% 3,129 3,000 2,832 40% 2,500 30% 2,000 1,500 20% 1,000 10% 500 0 0% Q2 01 Q3 01 Q4 01 Q1 02 Q2 02 Q3 02

The Group
Earnings summary MSEK Jul-Sep Jul-Sep Jan-Sep Jan-Sep 2002 2001 2002 2001
Net sales 14,496 14,431 42,727 42,226 Underlying EBITDA 4,281 3,420 11,249 9,782 Underliggande EBITDA-margin 30% 24% 26% 23% Net operating income -10,815 2,745 -9,987 4,544 Income after financial items -10,964 2,491 -10,507 3,902 Net income -10,118 1,900 -9,961 2,441 Earnings per share (SEK) -3.37 0.63 -3.32 0.81

The Group MSEK
Underlying operating income Q3 2002 Q3 2001 Operating income -10,815 2,745 Adjustments of depreciation, amortization and write-offs
Write-offs +8,112 +149 of which International Carrier 5,307 Denmark 2,786 Adjustments of items not reflecting underlying business operations +3,997 +239 of which restructuring International Carrier 2,825 write-offs International Carrier 824 restructuring Denmark 286 Adjustments of income from associated companies capital gain -8 -3,034
Underlying operating income 1,286 99

The Group Streamlining and restructuring costs affecting MSEK operating income
Fixed operations in Denmark Write-offs 2,786 Restructuring costs 286 International Carrier Write-offs 6,131 Restructuring costs 2,825 Internet Services Write-offs systems and platforms 12 Restructuring costs for streamlining of other operations 49 TOTAL 12,089

The Group
Change in net debt
MSEK 20,000 6,306 1,144 11,249 15,000 10,661 163 10,000 8,107 1,714 1,656 5,000 0 1 Jan Taxes Net Divest- Underl. Dividend1) Other 30 Sep 2002 invest- ments EBITDA 2002 ments 1) Incl. Dividend to Overseas minority

The Group
Investments/Net sales — The Group Jan-Sep 2002 CAPEX: MSEK 5,896 (MSEK 12,864) 45% The Group 30% Telia Networks Telia Mobile 15% 0% Q3 01 Q4 01 Q1 02 Q2 02 Q3 02

The Group
Free cash flow1) - Improved cash flow from operating activities - Reduced investments MSEK 2,500 2,059 2,000 1,500 1,000 500 0 -500 -1,000 -1,500 -1,527 -2,000 Q2 01 Q3 01 Q4 01 Q1 02 Q2 02 Q3 02 1) Cash flow from operating activity after paid CAPEX

The Group
Strong financial position — Low debt/equity ratio: 0.16
GSEK 60 50.1 50 40 30 20 10 8.1 0 Adjusted equity Net interest-bearing debt

The Group
Summary
- Underlying EBITDA marginal reaches 30% — Reduced CAPEX Jan-Sep 2002: MSEK 5,896 (MSEK 12,864) — Significantly improved cash flow — Strong balance sheet — Increased sales, 5% for comparable units

TELIA

Forward-Looking Statements
This document contains forward-looking statements regarding Telia’s exchange offer to Sonera’s shareholders and warrantholders. Statements that are not strictly historical statements, including statements about Telia’s and Sonera’s beliefs and expectations, constitute forward-looking statements. By their nature, forward-looking statements are subject to risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Telia and Sonera are under no obligation to, and expressly disclaim such obligation to, update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

Restrictions on Ability of Certain Persons to Participate in the Exchange Offer
Due to restrictions under the securities laws of Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, Italy, Japan, New Zealand and South Africa, the exchange offer will not be extended to persons with registered addresses in, and who are residents of, any of Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, Italy, Japan, New Zealand or South Africa.

Cautionary Disclaimer/Legend
The combination of Sonera and Telia will be implemented through an exchange offer being made by Telia to all shareholders of Sonera. The contents of this document are neither an offer to purchase nor a solicitation of an offer to sell shares of Telia. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 which Telia filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 1, 2002. Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4, the prospectus included therein and other documents relating to the offer that Telia has filed or will file with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that was filed by Sonera with the SEC on October 1, 2002 regarding the offer. You may obtain a free copy of these documents at the SEC’s web site at www.sec.gov. You may also inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden. Attention: External Communications or Investor Relations (tel: +46 8 7137143, or Sonera, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland. Attention: Investor Relations (tel: +358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.